Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

August 2, 2011

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 6 to Registration Statement on Form S-1, Filed June 14, 2011, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated July 8, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note the revised disclosure in response to comment 1 of our letter dated March 4, 2011 that attempts to distinguish you from a blank check company as defined by Rule 419 of Regulation C.  In the appropriate section, please revise to fully explain the calculations and the basis for estimates or projections that lead to the $1.2 million valuation.  Also, provide your basis for the disclosure that your involvement would result in “significant improvement.”  If the noted disclosure is not based on historical experience, clarify that you have no basis for your disclosure.

Response:  See requested revisions which are copied below in their entirety and appear on Page 1. Prospectus Summary:

“We have arrived at this value by analyzing other corporate strategy consulting companies, such as Booz Allen Hamilton, SRA International, and Accenture all of whom are categorized as part of the diversified services industry and applying a discount factor to their price earnings multiples ( currently at 20 times trailing earnings) when determining the value of our one client to Daniels Corporate Advisory.  Our management believes that a PE multiple of 10x which is only half that of the major players in the industry to be a fair measuring rod in helping determine client value.  The Daniels Corporate Advisory PE of 10x is then applied to the estimated net profits (of $120,000) from the sales of the two million shares of the client’s equity that was received as part of the fee to derive the $1.2 million client value upon assignment completion.  The net profit amount is an estimate based on our low overhead operating structure and expectations of results of the corporate strategy assignment being translated into stock price improvements in the client’s equity as well as our sales being made in an orderly market.  Our one client is being restructured and rebuilt to achieve maximum potential within a short time horizon.

“Their current prospects cause our management to believe that the client’s expected stock price improvement is achievable and can therefore support the above client valuation.  This $1.2 million amount is then added to the $1.5 million net cash value of the $4.3 million net operating loss based upon a combined 35% tax rate when consolidating federal, state and local taxes and then dividing that total number of $2.7 million by the 4,809,971 shares to be outstanding after the offering.  The potential value determinates for Daniels Corporate Advisory presented here, in total, are intended to show what the expected value of Daniels Corporate Advisory can be, on an on-going basis, as it reaps the tax-efficient, benefits from execution of its corporate strategy consulting assignments.  Payment for the execution of these assignments comes in the form of cash retainers as well as equity retainers.  The equity portion of the compensation is priced upon receipt of the corporate strategy assignment and can/may be sold, all or in part, post-implementation of our recommendations.  Management believes that the added value to the equity of the nano-cap public client company based on Daniels Corporate Advisory presence and through the successful execution of its accelerated growth strategies will be significant.  Several factors Daniels Corporate Advisory provides include senior executive expertise in the disciplines (M&A, levered finance, joint venture /marketing partnerships and the respective networks of the our independent contract consultants) a nano cap public company desperately needs but cannot normally afford in-house because of limited resources; and the advancing by Daniels Corporate Advisory of low cost working capital to the client for the implementation of our recommendations.  The aforementioned benefits will not only be reflected operationally and profit wise, but also through a significant improvement in a severely depressed stock price.  This is because our most-likely public client company will have experienced historic equity dilution due to expensive alternative financing methods.  This too will be alleviated in part within the corporate strategy assignment, through short term working capital advances by Daniels Corporate Advisory for the funding of projects that accelerate earnings growth.  While we have been active in corporate consulting for many years, this above disclosure is not based on historical experience, as Daniels Corporate Advisory is currently in the midst of its first corporate strategy assignment of this nature.”

2.

We note your response to comment 3.  It is not clear how the spin-off would provide you with the items listed on pages 2 and 3.  Revise to clarify how your current structure hinders your operations in regards to the reasons you have presented.  It would appear that you may be a separate public company without the spin-off.  If the spin-off is needed in order to create the public shareholder base for your quotation, please revise your document to register the resale by the recipients in the spin-off and clarify that the selling shareholders may be considered underwriters when reselling their shares.  Also, please note that such resale should be conducted at a fixed price, unless you are eligible to utilize Rule 415(a) (4) of Regulation C.

Response:  We have revised and clarified the points in question which are noted below in their entirety and on Page 2 – Reasons for Spin-Off.  We have eliminated the provisions dealing with selling shareholders.

“Daniels Corporate Advisory’s board and management believe that our separation from INfe Human Resources will provide the following benefits:

•

“Improved positioning for each company to accelerate growth based on its distinct corporate strategy, market opportunities, free cash flow and customer relationships.  As part of INfe Human Resources, Daniels Corporate Advisory senior management time and expertise is committed almost totally to the needs of the parent and therefore cannot aid in maximizing the earnings power by taking on a more diverse and much more profitable corporate strategy consulting clients.

•

“More efficient allocation of capital, which will allow each company to develop an independent investment program without the constraints of a holding company, conglomerate structure.  Daniels corporate strategy assignments are more profitable and less capital intensive that the core business of INfe Human Resources.  We will use independent contractors within our corporate strategy projects, which mean we will not be burdened with all the costs of a full time senior executive as is INfe Human Resources.  The labor savings are expected to allow us to expand at a quicker rate, as an independent company, than it can by being part of the parent, INfe Human Resources, and having its growth curtailed.

•

“Sharpened management focus and strategic vision and closer alignment of management incentives with stockholder value creation.  Concentrating the expertise of the senior management of Daniels Corporate Advisory plus the efforts of our independent contractor specialist base in a variety of corporate strategy consulting assignments is expected to produce greater rewards for senior management as well as the shareholder base.  These rewards are based on the expected development of companies in a variety of industries and therefore give our investor base more of a chance of making money than just being dependent on the growth in the human resource industry of the parent, INfe Human Resources.  The consulting assignments would be with public companies in a variety of promising industry niches and not just the human resources niche as with the parent, INfe Human Resources.”

Prospectus Summary, page 1

The Company, page 1

3.

We note your response to our prior comment 6 that you have always stated you had revenues, although small, and that the requested change has been made.  However, we continue to note your statement here that “since 2002, [you] have had only one employee and no revenues from operations” and we therefore reissue the comment.  Please revise your statement that you had no revenues from operations since 2002.  In this regard, we note your disclosure on page F-67 that you had $45,500 of revenues in the fiscal year ended November 30, 2010.

Response:  We have revised our statement.  Revenues have been deleted from Page 1.

Risk Factors, page 7

4.

We note your response to comment 9 of our comment letter dated March 4, 2011 and reissue the comment.  Please review the following duplicative risk factors and revise to combine them:

•

“The elimination of monetary liability against our directors...” (Page 12) and “the elimination of monetary liability against our directors...” (Page 14); and

•

“If our shares become publicly quotes, you may be unable to sell your common stock” (page 14) and “you may be unable to sell your common stock at or above your purchase price” (Page 14).

Response:

The requested changes have been made.

Limited revenues and ongoing losses, page 7

5.

Please revise your statement that from December 1, 2009 through the present, Daniels Corporate Advisory had sales revenues of $45,500 and related expenses of $280,636 to reconcile these amounts with your financial statements.  In this regard, we note that you had $326,136 and $63,040 of operating expenses in the fiscal year ended November 30, 2010 and the quarter ended February 28, 2011, respectively.

Response: The Section on page 8, related to your revision request, has been corrected and adjusted through May 31, 2011.   A copy of the narrative follows:  “We have incurred losses of $4,434,421 for the period from August 22, 2001 (inception) to November 30, 2010.  However, there was debt forgiveness income of $1,311,011 which resulted in a total net income of $1,031,275 for the year ended November 30, 2010.  From December 1, 2009 through May 31, 2011 Daniels had zero sales revenues and related expenses of $145,547.

Use of Proceeds, page 17

6.

We note your statement that as of November 30, 2010, you had outstanding liabilities of $1,035,681, down from $2,869,051.  Please revise to clarify the date that your liabilities were $2,869,051 and to reconcile total liabilities as of November 30, 2010 to your financial statements, as we note that per your financial statements, you had total liabilities of $1,037,931 as of November 30, 2010.

Response:  The liabilities amount of $1,035,681 has been crossed referenced to the 11/30/2010 Financials and has been adjusted to $644,284 (to conform to your comment number 20).  The total liabilities as of May 31, 2010 financials are $2,869,051.

7.

We note your statement that “the $1,035,681 of liabilities represents $391,397 of deferred tax liabilities which have a current asset offset of an equal amount, plus $510,000 of back salary and compensation due our chairman, Arthur D. Viola, $74,054 of settlement amounts on our obligations as a subsidiary of INfe Human Resources and current operating obligations, and lastly, $60,230 accrued for the expenses of this offering.”  Please revise to reconcile all amounts to your financial statements.

Response:  The Section on page 17 related to your comment has been cross referenced and reconciled.  The amounts of $1,035,681 has been crossed referenced and reconciled to financials at November 30, 2010; however the number has been corrected to $644,284 because of $391,397 of current tax assets has been offset against $391,397 of current tax liability as requested by the SEC.  (See your comment number 20).

Selected Consolidated Financial Data, page 19

8.

We note your response to our prior comment 16 and reissue the comment.  Please revise the amount included in the line “General and administrative expenses” for the fiscal year ended November 30, 2010, of $326,126 to be ($326,126).  In addition, please revise to reconcile the amounts and line item descriptions for the selected financial data for the fiscal year ended November 30, 2009 to the financial statements on page F-67.

Response:  See Page 22, the Selected updated consolidated data has been revised.

Dilution, page 20

9.

Please tell us how you calculated the tangible book value of ($529,097) or revise all amounts to reconcile to the financial statements.

Response:  Please see Page 22.  Dilution data has been explained and recalculated.

Business of Daniels Corporate Advisory, page 21

10.

We note your response to comment 18 of our comment letter dated March 4, 2011 and have the following comments:

•

Please clarify the level of offering proceeds you would need to raise in order to being purchasing the “exclusive rights.”

•

Please expand your disclosure to provide examples of your “other financial services already being offered/ implemented.”  Clearly indicate the services you currently provide as distinct from those which you plan to provide in the future.

•

Please revise to clarify your reference to the preferential financing that is at the discretion of your management.

•

Please revise to elaborate on the team you have assembled over the last six months.  Please tell us what consideration you gave to disclosing that team based on Item 401(c) of Regulation S-K.

•

Please revise to discuss your intentions with the shares you may acquire from your clients.

•

We note your statements on page 22, “[A]s our presence in the market place becomes more visible...  Capital companies, and high-net worth individuals may contact us....”  Please revise to disclose the basis for these statements.

•

You indicate it would be prohibitively expensive for smaller business services firms to enter your industry.  Considering your current resources, your reference to smaller companies is unclear.  Please revise to clarify.

Response:  The requested changes have been made.

Current Status, based on One Client, page 22

11.

Please revise to identify your one contracted client and provide a brief summary of the material terms of the agreement you have in place with this client.  Please clarify if your reference to the “one nano-cap public company” refers to Broadleaf Capital Partners.  If so, please clarify how they are a public company as it appears that they have not filed a periodic report since 2004.  We note that the agreement with Broadleaf Capital Partners is filed in a graphic format.  Please re-file that exhibit in either html, ASCII, or PDF format.  Please refer to the EDGAR Filer Manuel, located at http://www.sec.gov/info/edgar.shtml.

Response:  The requested exhibit has been refilled.  In addition, the other requested changes have been made.

12.

Please elaborate on how your corporate strategy model is “working well.”

Response:  The requested changes have been made.

Results of Operations, page 26

13.

Please revise to describe how “the flexibility available once [your] shares are actively traded” is expected to lead to a steady rise in income.

Response:  On Page 30 the narrative as been revised to meet your request.

Operating expenses, page 27

14.

Please revise your discussion here and your presentation in the statements of operations on page F-67 to classify depreciation and amortization as an operating expense.

Response:  At your request, the Profit and Loss Statements presented have been adjusted to reflect depreciation and amortization as operating expenses.

Balance Sheets, page F-47

15.

Please revise to present the balance sheet as of November 30, 2010 rather than as of November 30, 2009.

Response:  The balance sheet as of November 30, 2010 has been presented.

16.

We note you have accounts receivable of $45,500 as of February 28, 2011.  Please reconcile this with your disclosure on page 22 that your one contracted client has already paid the cash retainer portion of its fee.

Response:  We note and agree with your comment; this item has already been corrected and reconciled on the May 31, 2011 financial statements now included in this document.

Note 1 — Organization and Basis of Presentation, page F-53

17.

We note your response to our prior comment 30 and reissue the comment.  Please revise here and on page F-74 to remove speculative statements asserting that the company “will profit” from future operations.

Response:  You request has been noted and the appropriate revisions have been made on both Page 61 and Page 81.  A copy of that narrative immediately follows:

“The Daniels Merchant Bank has an in-house equity funding program, whereby Daniels will participate in consulting client potential growth by helping finance the growth of public and private client, business service companies, as well as non-business service companies.  The Merchant Bank will also participate in non-client potential growth by the purchase of equity in attractive small public companies whose growth strategies are in line with a philosophy of growth through leveraged acquisitions.”

Other-Than-Temporary Impairment, page F-56

18.

We note your response to our prior comment 32 and reissue the comment.  It appears that the second bullet point in the list of impairment indicators in not an impairment indicator and should instead be included as a separate paragraph.  Please revise here and on page F-77.

Response:  To meet your requests, the impairment paragraph and bullet points have been revised on both financial statements.

Note 3 — Convertible Notes Payable, page F-60

19.

We note your response to prior comment 34 and continue to believe that your references to INfe Human Resources, Inc.  as “the Company” in this footnote are confusing, as you define the term “the Company” as referring to Daniels Corporate Advisory Company, Inc. on page F-53.  Please revise your disclosure here and on page F-81 to use a different term to refer to INfe Human Resources, Inc.

Response:  The entire footnote was revised for clarity on both statements (that now appear on pages 68 and 88) to reflect Daniels Corporate Advisory Company, Inc. as “the Company” and INfe Human Resources, Inc. as “the Parent.”

Balance Sheet, page F-66

20.

We note your response to our prior comment 27.  It appears that your deferred tax asset should be offset against your income tax payable, per FASB ASC 210-45-20-1.  Please revise or advise.

Response:  Revisions have been made on Page 92 to make offsetting entries – “deferred tax asset” has been offset against “Income Tax Payable.”

Statements of Operations, page F-67

21.

Please revise to present “Interest and Penalties Expense” in the fiscal year ended November 30, 2009 as an expense (a negative number).

Response:  We have addressed your comment and revised the Financial Statement to reflect interest expense as a negative number.

Note 4 — Other Investments, page F-84

22.

Please tell us how you determined that impairment of your available-for-sale investments was not other than temporary as of November 30, 2010.

Response:  Management has determined, through the review of the investment account that included discussions with senior executives at the companies invested in, that these companies are still active in their fields and while not very liquid have appreciation potential.  Until year end review these investments will retain their present treatment under temporary reductions in market value.

Exhibits

23.

We note your response to comment 35.  Please file the executed version of the Securities Purchase Agreement.

Response:  The executed version of the Securities Purchase Agreement cannot be located; that is why the final has been filed without signature.  The hedge fund that provided financing – NIR – is no longer operational.  They are in receivership and the original portfolio manager - who signed the deal - is no longer in his position.  Personnel at the hedge fund is a skeleton staff; with no administration/record people available.  The agreement provided in our earlier filing is the final agreement.

Exhibit 23.2

24.

Please have John Scrudato, CPA, revise its consent to reflect the date of its opinion on June 9, 2011 rather than March 14, 2011.

Response:  The Consent Letter date has been updated and is attached to the amended registration statement.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D.  Viola,

Chief Executive Officer